Exhibit 99.2

CNOVA N.V.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice for the EGM

Notice is hereby given of an extraordinary general meeting of shareholders of Cnova N.V., a Dutch public limited liability company (naamloze vennootschap), having its corporate seat at Amsterdam (trade register number: 60776676) (the “Company”) to be held on Friday, January 13, 2017, at 14:00 CET, at Hilton Amsterdam Airport Schiphol Hotel located at Schiphol Boulevard 701, 1118 BN, Schiphol Airport, the Netherlands (the “EGM”).

Agenda for the EGM

The agenda for the EGM, as proposed by the Company’s Board of Directors (the “Board”), is as follows:

1.              Opening of the EGM

2.              Explanation of the recommended tender offers by Casino, Guichard-Perrachon S.A., for all issued and outstanding ordinary shares in the capital of the Company (discussion item)

3.              Appointment of Christophe José Hidalgo as Non-Executive Director (voting item)

4.              Questions

5.              Closing of the EGM

Availability of EGM Materials

Copies of (i) this notice, (ii) the explanatory notes to the agenda and (iii) templates of the applicable proxy forms and proxy cards (the “EGM Materials”) are available on the Company’s website (www.cnova.com) (the “Website”). This notice, the explanatory notes thereto and the templates of the applicable proxy forms and proxy cards will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K, to be made available on the SEC’s website at www.sec.gov.

The Company will ensure that the relevant EGM Materials are also disseminated, as appropriate, to the U.S. beneficial owners holding ordinary shares in the capital of the Company through a bank, broker or other nominee (“U.S. Shareholders”) and French beneficial owners holding ordinary shares in the capital of the Company through a bank, broker or other nominee through Euroclear France (“French Shareholders”) (in each case through Cede & Co., as nominee for the Depository Trust Company). For French Shareholders, Euroclear France will contact the financial intermediary keeping their share account in order for the French Shareholders to obtain the relevant EGM Materials from BNP Paribas, who will centralize the distribution process.

Record Date

Those who are the Company’s shareholders (the “Shareholders”) and others with meeting rights under Dutch law in respect of the Company (“Others with Meeting Rights”) on December 16, 2016 (the “Record Date”) and who are registered as such in the Company’s shareholders register (or any part thereof held on the Company’s behalf) (the “Register”) will have the right to attend and, if they have voting rights, vote at the EGM.

Record Date Registration

Shareholders and Others with Meeting Rights who are not yet registered in the Register may request their registration in the Register up to and including the Record Date by means of a written request sent either to the Company’s office address (WTC Schiphol Airport Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, the Netherlands) (the “Office Address”), to the attention of the Board, or by e-mail to investor@cnova.com.

Participation in the EGM

Those who are Shareholders and Others with Meeting Rights on the Record Date and who are registered as such in the Register may either attend the EGM and, if relevant, vote at the EGM in person, or authorize a third party to attend and, if relevant, vote at the EGM on their behalf through the use of a proxy form, of which a template has been made available on the Website as part of the EGM Materials.

U.S. Shareholders and French Shareholders may not vote the ordinary shares beneficially owned by them in person at the EGM, unless first having obtained (where appropriate, through the relevant bank, broker or other nominee) a signed proxy from the relevant Shareholder who is registered as the holder of such ordinary shares in the Register on the Record Date, giving the beneficial owner concerned the right to vote the relevant ordinary shares.

U.S. Shareholders and French Shareholders (through BNP Paribas) who wish to vote their shares through the use of a proxy form will direct the designated proxy holders to vote on their behalf.

Proxy cards and proxy forms must be completed in accordance with the instructions set forth in the templates thereof and must be returned no later than January 10, 2017 (the “Cut-off Date”). Pursuant to the Company’s articles of association, proxy cards and proxy forms received after the Cut-off Date may be disregarded.

Shareholders and Others with Meeting Rights who wish to exercise their meeting rights and, if relevant, voting rights at the EGM in person must notify the Company thereof no later than on the Cut-off Date, either in writing (such notice to be sent to the Office Address, to the attention of the Board), or by sending an e-mail to investor@cnova.com. The aforesaid is applicable to U.S.

Shareholders and French Shareholders wishing to attend the EGM in person, provided that such U.S. Shareholders and French Shareholders must obtain and provide a current brokerage statement or other proof of ownership in order to attend and vote at the EGM.

The Board of Directors

December 2, 2016